Chicago

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March 31, 2020

Deborah Bielicke Eades Shareholder

+1 312 609 7661 deades@vedderprice.com

Mr. Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street NE

Washington DC 20549

Re:	Columbia Acorn Trust (the "Registrant")
File No. 333-236783

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the "Commission") to Vedder Price P.C. on March 18, 2020, with respect to the Registrant's Registration Statement on Form N-14 filed on February 28, 2020 (the "Registration Statement") relating to the issuance of shares of beneficial interest in connection with the proposed merger of Columbia Select International Equity Fund (the "Target Fund"), a series of Columbia Funds Series Trust, into Columbia Acorn International Select (the "Acquiring Fund"), a series of the Registrant (the "Reorganization"). The Acquiring Fund and the Target Fund are each referred to herein as a "Fund" and collectively as the "Funds." Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement. Any page references refer to the initial Registration Statement. Set forth below are the staff's comments and the Registrant's responses.

1.Comment: Please carry over all applicable comments provided on the Registration Statement of Columbia Fund Series Trust II on Form N-14 filed on March 25, 2020 (File No. 333-236633).

Response: The Reorganization is part of a series of reorganizations of the Columbia Funds and the registration statements of all transactions contain common disclosure. Registrant confirms that all applicable comments from the referenced registration statement have been carried over.

2.Comment: In the Q&A captioned "Will there be any changes in my fees and expenses as a result of the Reorganization, please (1) delete the term "generally" and (2) state the duration of fee waiver and expense reimbursement agreement and that fees may go up after the expiration of the waiver.

Response: Registrant has made the requested change.

3.Comment: On page 4 of the Proxy Statement/Prospectus, please highlight that subsequent purchases of Class A Shares are subject to a sales charge. Please disclose the Board considerations

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Mr. Mark Cowan

March 31 2020

with regard to the share class selected. For the information of the staff, please explain why Class A Shares were chosen.

Registrant has added the disclosure stating that sales charges will apply to subsequent purchases unless a sales charge waiver applies. Registrant has revised the disclosure in the section captioned "Board Considerations" to address the mapping of Class R Shares to Class A Shares. For the information of the staff, Class A Shares were selected because Class A Shares have lower fees and expenses than Class R Shares and former Class R shareholders may qualify for sales load waivers on subsequent purchases of Class A Shares.

4.Comment: On page 4 of the Proxy Statement/Prospectus, please identify the distributor in the first paragraph under the section captioned "Comparison of Fees and Expenses."

Response: Registrant has made the requested change.

5.Comment: With respect to the fee and expense tables at p. 6-7 of the Proxy Statement/Prospectus, please clarify why waivers are not shown the tables.

Response: For the information of the staff, waivers are not shown in the tables unless they are will be in effect for at least one year from the effective date of the Registration Statement. Certain of the waivers not shown, for example, expire on June 30, 2020.

6.Comment: With reference to the fee waiver in footnote (f) on p. 7 of the Proxy Statement/Prospectus, wherever there is a statement that fees and expenses after the Reorganization will be lower, please state the duration of the waiver and that fees and expenses may be higher following expiration of the waiver.

Response: Registrant has made the requested change.

7.Comment: On p. 8 of the Proxy Statement/Prospectus in the section captioned "Comparison of Investment Objectives and Principal Investment Strategies, and Non-Fundamental Polices," please highlight (1) the different country emphasis of the Funds, if any, in the lead-in paragraph to the chart, and (2) the different sector emphasis, if any, in the lead-in paragraph to the chart.

Response: Differences in country and sector allocations are a residual of the investment process, rather than stated investment policies. Registrant has added disclosure to the effect the Funds may have differences in country and sector weightings.

8.Comment: On p. 9 of the Proxy Statement/Prospectus in the section captioned "Comparison of

Investment Objectives and Principal Investment Strategies, and Non-Fundamental Policies," please state that the Funds are not concentrated.

Response: Registrant has made the requested change.

Mr. Mark Cowan

March 31 2020

9.Comment: On p. 10 of the Proxy Statement/Prospectus in the section captioned "Comparison of Fundamental Policies," please state that that polices are the same or identify the differences.

Response: Registrant has added disclosure that the fundamental policies are substantially similar. Registrant believes that the side-by-side presentation in the chart format is a more meaningful format to illustrate immaterial differences.

10.Comment: In the section captioned "Comparison of Principal Risks," please include China risk and Brexit risk, if applicable.

Response: Registrant has added a chart summarizing the risks of the Funds.

11.Comment: On page p. 12 of the Proxy Statement/Prospectus in the section captioned

"Comparison of Performance," please use the term "Class Inst" rather than "Institutional Class."

Response: Registrant has made the requested change.

12.Comment: On p. 12 of the Proxy Statement/Prospectus in the section captioned "Comparison of Performance," please state that share classes with expenses that are higher than Class Inst shares will have lower performance.

Response: Registrant has made the requested change.

13.Comment: With respect to the section captioned "Board Considerations" at page 17-18:

(a)Please list any factors that the Board considered that weighed against approving the Reorganization.

(b)With respect to item 1 and 9 of the enumerated general factors on page 25, please identify the various benefits considered if not already described or delete if none.

(c)With respect to item 9 of the enumerated list and the paragraph immediately following the list, please describe the Board's considerations with respect to each factor.

(d)Please include any Board considerations with respect to Class R shareholders receiving Class A Shares.

Response:

(a)Registrant believes that the "Board Considerations" disclose all material factors considered by the Board, which include potential benefits of the Reorganization as well as potential adverse consequences of the Reorganization, including the possibility of gains and losses in connection with a repositioning and the costs of the Reorganization. Registrant also notes that there is detailed disclosure on each of these topics elsewhere in the Proxy

Mr. Mark Cowan

March 31 2020

Statement/Prospectus including the Q&A and the section in Summary captioned "U.S. Federal Income Tax Consequences."

(b)Item 1 of the general factor has been deleted.

(c)The following text has been added to the paragraph following the enumerated list:

With respect to each of these factors, the Board concluded, within the context of its overall conclusions, that such factor supported the approval of the Reorganization.

(d)Disclosure has been added explaining that the Board considered the benefit for shareholders of Class R Shares receiving Class A Shares, which are subject to lower total fees and expenses, and that the Acquiring Fund will waive any sales charges on Class A Shares received in the Reorganization and will waive any investment minimums for former Class R shareholders receiving Class A shares as part of the Reorganization.

14.Comment: With respect to the signature page, please identify comptroller or principal accounting officer.

Response: Registrant confirms that John Kunka is Registrant's Principal Accounting Officer.

Very truly yours,

/s/ Deborah Bielicke Eades

Deborah Bielicke Eades

DBE/kb

Cc: Mary C. Moynihan, Perkins Coie LLP

Gwendolyn A. Williamson, Perkins Coie LLP